212-848-7795
646-848-7795 (fax)

WRITER’S EMAIL ADDRESS:
jason.spears@shearman.com

July 24, 2013

Via EDGAR Correspondence Filing

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Ironwood Multi-Strategy Fund LLC (the “Company”)
(File Nos. [●] and 811-22464)

Dear Ms. Hatch:

Pursuant to the procedures set forth in Release 33-6510, we respectfully request on behalf of the Company that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provide selective review of the Company’s Registration Statement filed on July 19, 2013 on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).

The Company’s currently effective Prospectus (the “Current Prospectus”) was filed on April 18, 2012 (listed as an EDGAR 497 filing) and declared effective by the Staff on the next day.  The Company is in the same fund complex with Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) and employs investment objectives, policies and techniques that are similar to the Master Fund.  The Staff has recently reviewed the Master Fund’s Registration Statement (the “Master Fund Registration Statement”) filed initially on January 14, 2013 on Form N-2 (listed as an EDGAR N-2 filing) and on February 26, 2013 (listed as an EDGAR N-2/A filing), which was declared effective on March 1, 2013.

In our view, the disclosure in the Registration Statement is, in relevant part, not substantially different from the disclosure in either the Current Prospectus or the Master Fund Registration Statement.  The main changes were to (i) register additional shares, (ii) update the Company’s financial information in accordance with the annual audited financial statements for the fiscal year ended on April, 2013, (iii) provide the flexibility to invest in underlying funds organized outside the United States, and (iv) disclose the appointment of Martha Boero as Treasurer.

The other differences between the disclosure in the Master Fund Registration Statement and the disclosure in the Registration Statement were basically changes made to better conform to, or “echo”, the relevant disclosure in the Master Fund Registration Statement that is applicable to both the Company and the Master Fund.  These changes will be familiar to you from review of the Master Fund and include: (i) a description of the Company’s portfolio holdings disclosure policies, (ii) disclosure that certain fees in addition to the Sales Load may be viewed as additional compensation by FINRA, (iii) additional detail regarding the Company’s Administrator, (iv) clarification of the operation of the Lock-Up Period for investors who make an additional subscription, (v) clarification that the maximum compensation paid to the Company’s Distributor is in addition to the maximum Sales Load, and (vi) certain tax-related risk factors. The Registration Statement otherwise reflects comments previously provided by the Staff in its past reviews of the Company’s prospectus.  For your reference, we also previously sent a copy of a blackline illustrating the changes made as between the Registration Statement and the Current Prospectus.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, we sincerely appreciate your attention to these filings.  Should you have any questions, please do not hesitate to contact me at (212) 848-7795.

Very truly yours,

/s/ Jason C. Spears

Jason C. Spears

cc:	Laurie Chatoff (Ironwood, Director of Finance)
Nathan J. Greene (S&S)